NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

October 7, 2011

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated there under by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Crystallex International Corporation

Common Stock, No Par Value

Commission File Number – 001-14620

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1002(c) of the NYSE Amex LLC Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or removing from the list, any security when, in the opinion of the Exchange the issuer has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company;

(b)

Section 1003(c)(i) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer if the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as sale, lease, spin-off, distribution, foreclosure, discontinuance, abandonment, destruction, condemnation, seizure or expropriation. Where the issuer has substantially discontinued the business that it conducted at the time it was listed or admitted to trading, and has become engaged in ventures or promotions which have not developed to a commercial stage or the success of which is problematical, it shall not be considered an operating company for the purposes of continued trading and listing on the Exchange;

(c)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a common stock selling for a substantial period of time at a low price per share;

(d)

Section 1003(a)(i) of the Company Guide which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported losses from continuing operations and/or  net losses in two of its three most recent fiscal years;

(e)

Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years; and

(f)

Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years.

2.

The Common Stock (the “Common Stock”) of Crystallex International Corporation

(the “Company” or “Crystallex”) does not qualify for continued listing for the following reasons:

(a)

According to the Form 40-F filed on April 1, 2011, the Company disclosed that its Mine Operating Contract (“MOC”) was terminated by the Corporación Venezolana de Guayana (“CVG”) on February 3, 2011 due to the lack of activity to progress the Las Cristinas Project for more than one year and for reasons of “opportunity and convenience”.  On February 16, 2011, KRY filed a Request for Arbitration against Venezuela before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) pursuant to the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (“the Treaty”).  On March 9, 2011, the Request for Arbitration was registered by ICSID and is currently pending.

Subsequent to the termination of the MOC, the Company commenced the process for an orderly handover of Las Cristinas including but not limited to the security of the site, personnel and social projects.

According to discussions held with representatives of Crystallex, the main asset of the Company is the pending arbitration; there are currently no other properties owned or operated by the Company and all mine exploration has ceased.

Based on a review of all information and documentation, the Exchange staff determined that following the Company’s handover of the Las Cristinas site, the Company triggered the application of Section 1003(c)(i).  Specifically, the Company has “substantially discontinued the business that it conducted at the time it was listed or admitted to trading,” in that it has essentially been forced to abandon its only source of operations.  As such, the Company is no longer an operating company for the purposes of continued listing on the Exchange and is subject to delisting under Section 1003(c)(i) of the Company Guide.

Furthermore, following the handover of Las Cristinas to the CVG, the Company has become subject to Section 1002(c), which states that, “the Exchange, as a matter of policy, will consider the suspension of trading in, or removal from listing or unlisted trading of, any security when, in the opinion of the Exchange the issuer has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company”.

(b)

Over the 30 trading days ending April 1, 2011, the price per share of the common stock of KRY averaged $0.15 per share and as of April 1, 2011, it closed at $0.16 per share.  Staff determined that as a result of its low selling price, along with the information discussed above, the Company’s common stock is not suitable for auction market trading.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated April 5, 2011, Staff notified the Company that the Exchange deemed it appropriate to initiate immediate delisting proceedings due to noncompliance with the Exchange’s continued listing standards based on a review of its Form 40-F, as well as the low selling price of the Company’s common stock.  Specifically, the Company had substantially discontinued the business that it conducted at the time it was listed and admitted to trading, acquiring, exploring, developing and operating mining properties, and therefore was noncompliant with Sections 1002(c) and 1003(c)(i) of the NYSE Amex Company Guide (the “Company Guide”).  In this regard, Crystallex had been forced to abandon its sole source of operations and facilitate a complete handover of the Las Cristinas site to Venezuela.  Based on Staff’s review of publicly available information and conversations with representatives of the Company, Staff determined that Crystallex has no ownership rights to the mine and currently its primary asset is solely an arbitration request against Venezuela.  The Exchange has a long-standing policy that prohibits the listing or continued listing of companies without any business operations, other than companies that are listed pursuant to the Exchange’s listing standard for special purpose acquisition companies.

In addition, the Exchange deems a listed company non-compliant pursuant to Section 1003(f)(v) of the Company Guide if its average share price is below $0.20 for 30 consecutive trading days.  Over the prior 30 trading days ending April 1, 2011, the price per share of the common stock of Crystallex averaged $0.15 per share and closed on April 1, 2011 at $0.16 per share.

The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or April 12, 2011.

(b)

On April 11, 2011, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.

(c)

On May 24, 2011, a hearing, at which the Company’s representatives were present, was conducted before the Panel.  By letter dated June 1, 2011, the Exchange notified Crystallex of the Panel’s decision to deny the Company’s appeal for continued listing of its Securities on NYSE Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities (the “Committee”) review the Panel’s decision within fifteen days.

(d)

Following the Panel decision upholding the Staff’s delisting determination, the Company’s common stock was suspended on June 7, 2011.

(e)

On June 15, 2011, the Company requested, pursuant to Section 1205 of the Company Guide that the Exchange’s Committee on Securities review the Panel’s decision.

(f)

By letter dated June 22, 2011, Staff notified Crystallex of an additional instance of non-compliance, in that it no longer complied with the minimum stockholders’ equity standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide due to the fact that the price of its common stock had remained below $0.14 for thirty consecutive trading days; therefore, the Company no longer complied with the alternative $50 million market capitalization standard in Section 1003(a) and is below compliance.  The Company reported a stockholders’ deficit of $76.395 million as of March 31, 2011 and net losses in its five most recent fiscal years ended December 31, 2010.  The letter also notified Crystallex that Staff could not accept a business plan to regain compliance with this standard due to the Company’s suspended status and pending appeal to the full Committee on Securities of NYSE Amex.

(g)

On August 3, 2011, a hearing based on written submissions made by the Company and the Staff was conducted before the Committee.  By letter dated August 10, 2011, the Exchange notified Crystallex of the Committee’s decision to deny the Company’s appeal for continued listing of its Securities on NYSE Amex and to affirm the Panel’s decision.  The letter also informed the Company that the Committee’s decision could be called for review by the Exchange’s Board of Directors.

(h)

By letter dated September 21, 2011, the Company was notified that the Board of Directors of NYSE Amex declined to conduct a discretionary review of the Committee’s decision.  Accordingly, the Committee’s decision now represents the final action of the Exchange.

(i)

The Company has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Robert Fung, Executive Chairman and Chief Executive Officer of Crystallex International Corporation.

Janice O’Neill

Senior Vice President

Corporate Compliance Department

NYSE Amex LLC